PINE VALLEY ANNOUNCES FIRST QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, August 15, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) announces its results for the three month period ended June 30, 2005. The Company’s unaudited consolidated financial statements and its management’s discussion and analysis (“MD&A”) are available under the company profile on SEDAR at www.sedar.com or may be accessed through the Company web site at www.pinevalleycoal.com.

Graham Mackenzie, President & Chief Executive Officer of Pine Valley will host a conference call and webcast to discuss the quarterly results on Tuesday, August 16, 2005 at 8:00am PST. A playback version of the call will be available for two weeks up to August 30, 2005 at 416-695-5275 or North America toll free 1-888-509-0081.

Highlights of First Quarter Results

•	Revenues from coal sales for the quarter ended June 30, 2005 were $13.474 million, representing 180,307 tonnes of pulverized coal injection (“PCI”) metallurgical coal product at an average price of $74.73 (US$60.74) per tonne.

•	The Company produced 206,267 tonnes of PCI product at a cash cost of $61.74 per tonne. The Company’s cost of operations increased as a result of additional fuel surcharges and higher than anticipated strip ratios for mining activities in May.

•	Operating profit for the quarter was $0.45 million and positive cash flows of $0.981 million were realized from mining activities.

•	The net loss for the quarter was $1.814 million or $0.03 per share.

Summary

	Three Months Ended	Three Months Ended
(Thousands of dollars, except per unit amounts)	June 30, 2005	June 30, 2004
Statement of operations
Revenues	$13,474	$—
Income from operations	$450	$—
Loss before other income (expenses) and income taxes	$(897)	$(399)
Foreign exchange loss	$(797)	$(3)
Interest and financing	$(584)	$(131)
Net loss	$(1,814)	$(532)
Basic and diluted loss per share	$(0.03)	$(0.01)

	Three Months Ended	Three Months Ended
(Thousands of dollars, except per unit amounts)	June 30, 2005	June 30, 2004
Balance Sheet
Total assets	$70,139	$20,843

Total liabilities	$42,224	$6,266

Shareholders’ equity	$27,915	$14,577

Volumes and prices

Coal production (tonnes)	206,267	—

Coal sales (tonnes)	180,307	—

Average US$ coal price (per tonne)	$60.74	$—

Average CDN$ coal price (per tonne)	$74.73	$—

Results of Operations

The Company realized revenues from coal sales for the quarter ended June 30, 2005 of $13.474 million representing 180,307 tonnes of PCI coal product at an average sales price of $74.73 (US$60.74) per tonne. The volume was lower than anticipated for the quarter due to a 66,000 tonne shipment, originally scheduled for the last week of June 2005, which occurred in early July. Income from mining operations for the period was $0.45 million.

The majority of these sales (153,936 tonnes) consisted of commitments carried over from the March 31, 2005 fiscal year. As a result, the Company was able to only partially take advantage in the quarter of the newly negotiated, higher coal prices, as previously announced, of approximately US$103 per tonne. The Company currently anticipates that a further 82,000 carryover tonnes will be sold in the quarter ending September 30, 2005 as indicated in the table below:

	Three Months Ended	Three Months Ended
	June 30, 2005	Sep. 30, 2005
(Tonnes)	(Actual)	(Forecast)
Carry over tonnage at beginning of period	243,000	89,064
Carry over sales in period	(153,936)	(82,000)
Carry over tonnage at end of period	89,064	7,064

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and port receiving charges was $61.74 compared to $53.21 for the year ended March 31, 2005.

Total cost of operations for the quarter ended June 30, 2005, was $13.024 million. The mining, transportation and port receiving cost per tonne for the three months ended June 30, 2005 increased by $8.53 per tonne compared to the year ended March 31, 2005. This arose as a result of an increased strip ratio for mining activities in May predominantly due to the need to mine additional overburden sooner than planned as a result of the coal seams being steeper than anticipated in the mine plan. It is expected that the additional overburden removal will benefit future periods as more coal has been exposed sooner under the revised mine plan.

The Company also continued to incur addition fuel surcharges on rail services, resulting from the continued high commodity cost of oil in world markets. In addition, under the current contract with the Company’s mining contractor (Tercon Construction Ltd.) certain fuel surcharges are now being incurred to cover the rising costs of fuel subsequent to their initial engagement for the Company’s mining operations. For the period to June 30, 2005, this added an additional $2.12 per tonne to the cost of coal sold.

During the quarter, the Company achieved a production level of 206,267 tonnes of its PCI product compared to 377,099 tonnes for the fiscal year ended March 31, 2005. The Company previously announced that it was targeting a monthly production rate of approximately 110,000 tonnes in the near future and that this output level was anticipated beginning July 2005. Due to operational difficulties relating to the steeper than expected structure of the coal seam that is presently being mined, the Company has revised its target such that we anticipate monthly production of 80,000 tonnes for August, rising to 110,000 in September. Actual production in July was 56,577 tonnes. The overall expected production for the year is anticipated to be 1.485 million tonnes of PCI and Coking coal, reduced from the previous target of 1.55 million tonnes.

As reported previously, in order to achieve the planned level of production for the current year, the Company will require an amendment to its mining permit. A permit amendment application was filed with the British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per year to 2.2 million tonnes per year. The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area, known as the mine “footprint,” utilized in the mining process. While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected.

The Company’s mining operations at The Willow Creek Coal Mine are overseen by two management employees (including Graham Mackenzie, the Company’s CEO), located on-site, and are conducted by a mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labour and equipment used in connection with those operations. The Company is currently negotiating the terms of a long-term contract with this contractor as the current agreement’s term expires on October 31, 2005. In the event that the Company is unable to reach an acceptable agreement with the contractor, its operations could be disrupted, which could have a material adverse effect on its business.

Significant other items impacting the Company’s results for the period included a foreign exchange loss of $0.797 million, predominantly due to unrealized mark-to-market losses of $0.616 million on forward exchange contracts entered into by the Company. Significant other expenses during the quarter included $0.584 million interest and financing charges and salaries and stock-based expense of $0.911 million, of which stock-based compensation expense was $0.72 million. As a result of the foregoing, and other corporate expenses, the Company realized a consolidated net loss of $1.814 million for the quarter.

Construction of coal preparation plant

Work on the Company’s coal preparation plant at the Willow Creek Mine Site commenced during the quarter ended June 30, 2005. $6.991 million has been expended on the construction of the plant to June 30, 2005 (including capitalized interest of $0.274 million) and the Company continues to anticipate that the plant will be complete by autumn 2005. The contracted plant cost is $10.232 million inclusive of maximum achievable bonus for early completion.

Exploration of Pine Pass Property

As previously announced, the Company has initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value. The budget assigned to the initial phase of the drill program was $2.75 million and as at June 30, 2005, $0.89 million had been incurred. The Company anticipates that the drill program will be complete by the middle of September 2005 at which time more detailed reserves definition analysis will be performed and a possible mine plan formulated. Should results be favourable, it is anticipated that a mine plan could be formulated by February 2006. The Company will also be required to perform extensive environmental analysis and apply for a mine permit. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Financing requirements

As at June 30, 2005, the Company had cash of $1.48 million and a working capital deficiency of $18.098 million compared to a working capital deficiency of $9.742 million at March 31, 2005. This deficit reflects the classification of the entire $20.041 million amount of the Company’s indebtedness as a current liability as of June 30, 2005. The Company’s outstanding indebtedness consists primarily of borrowings from Marubeni and The Rockside Foundation used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine.

The Company is currently engaged in negotiations with several unaffiliated institutional lenders to restructure its existing financing arrangements. The financing is to be utilized to repay part of the existing indebtedness, finance construction of the coal preparation plant and provide additional working capital as the Company continues to increase production levels. Non-binding proposal letters have been signed to provide a $20 million revolving credit facility secured by the Company’s inventory and accounts receivable. The completion of any transaction is subject to numerous conditions, including completion of due diligence processes and negotiation of final documentation.

An additional US$1 million was loaned to the Company by The Rockside Foundation pursuant to a promissory note dated June 15, 2005. The note was unsecured, due on demand at any time after July 31, 2005 and interest was payable at 10% per annum calculated and payable at maturity. The Company repaid this note prior to July 31, 2005. These funds were utilized by the Company as part of its short-term cash management procedures and to repay $1.0 million due to Mitsui Matsushima Canada Ltd. (“Mitsui”) as final payment of the promissory note issued in the year ended March 31, 2004 for Mitsui’s one-third interest in the Willow Creek Coal Mine.

In July 2005, the Company also completed a non-brokered private placement for 1,250,000 common shares at $4 per share to raise net proceeds of $5 million. These funds will assist the Company in its goal to restructure the current debt structure and to provide working capital for ongoing capital projects.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.